Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES ELECTION OF DIRECTORS

Toronto, ON – May 4, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report that the nominees listed in the management proxy circular for the 2017 Annual Meeting of Shareholders (“Annual Meeting”) were elected as directors of the Company. Detailed results of the vote for the election of directors held at the Annual Meeting yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld

W. Robert Dengler	196,503,077	99.09%	1,799,599	0.91%

Brian D. Edgar	195,542,873	98.61%	2,759,803	1.39%

Ron F. Hochstein	166,106,335	83.76%	32,196,341	16.24%

Kwang Hee Jeong	196,483,382	99.08%	1,819,294	0.92%

Lukas H. Lundin	166,441,564	83.93%	31,861,112	16.07%

William A. Rand	196,397,136	99.04%	1,905,540	0.96%

Catherine Stefan	195,460,339	98.57%	2,842,337	1.43%

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 330,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

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